August 14, 2012

VIA EDGAR FILING

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Susan Block, Attorney-Advisor

Re:	Eastern Resources, Inc.
Amendment No. 4 to
Form 8-K
Filed July 11, 2012
File No. 000-54645

Dear Ms. Block:

On behalf of our client, Eastern Resources, Inc., a Delaware corporation (the “Company”), we are submitting this letter as an initial response to your letter to the Company dated July 25, 2012.

The Company is in the process of completing its responses to your comments in your letter of July 25th. The Company is hereby requesting a filing extension to file by August 17, 2012. By that date it will file a completed response letter as well as an amendment to the Form 8-K, Amendment No. 3, filed on July 11, 2012. The Company is requesting this extension because it has been concentrating on completing its quarterly report on Form 10-Q for the period ended June 30, 2012, and, thus, needs additional time to complete its revisions to the Form 8-K.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:	Beverly Singleton and Margery Reich, Division of Corporate Finance
Securities and Exchange Commission

Patrick W. M. Imeson, Chief Executive Officer
Eastern Resources, Inc.